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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM N-18F-1



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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.
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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 13th day of March, 2007.


           Signature:  AIM COUNSELOR SERIES TRUST on behalf of

             AIM Advantage Health Sciences Fund       AIM Structured Core Fund
             AIM Multi-Sector Fund                    AIM Structured Growth Fund
             AIM Select Real Estate Income Fund       AIM Structured Value Fund


           By:                 /s/ John M. Zerr
               ------------------------------------------------
                                (John M. Zerr)

                             Senior Vice President
               ------------------------------------------------
                                   (Title)



Attest:          /s/ Stephen R. Rimes
        ------------------------------------------
                  (Stephen R. Rimes)

                  Assistant Secretary
        ------------------------------------------
                       (Title)



    PERSONS WHO TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1846 (10-03)